# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nakamoto Inc., CIK 0001946573
CUSIP: 49457M106
Title of class of securities: Common, Par Value $0.001
Address of issuer's principal executive offices: 5097 SOUTH 900 EAST, SUITE 100, SALT LAKE CITY, Utah (UT), 84117
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002113891

## Reporting persons
- Bailey Calli Sullivan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 109,959,346; shared voting power 6,600,889; sole dispositive power 109,959,346; shared dispositive power 6,600,889; aggregate amount beneficially owned 109,959,346 (16% of the class)

## Item 1. Issuer
Name of issuer: Nakamoto Inc.
Address of issuer's principal executive offices: 5097 SOUTH 900 EAST, SUITE 100, SALT LAKE CITY, UTAH, 84117

## Item 2. Person Filing
Name of person filing: Calli Sullivan Bailey
Address of principal business office or, if none, residence: 6339 Charlotte Pike Unit #B321, Nashville, Tennessee 37203
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 109,959,346
Percent of class: 15.96
Sole power to vote or to direct the vote: 109,959,346
Shared power to vote or to direct the vote: Represents 6,600,889 shares of Common Stock held of record by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of securities held by the spouse.
Sole power to dispose or to direct the disposition: 109,959,346
Shared power to dispose or to direct the disposition: Represents 6,600,889 shares of Common Stock held of record by the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of securities held by the spouse.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bailey Calli Sullivan: /s/ Calli Sullivan Bailey, Individual (02/26/2026)